[Letterhead of NetEase, Inc.]

August 27, 2012

Mr. William H. Thompson, Accounting Branch Chief

Mr. Adam Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetEase, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 0-30666 (the “2011 Form 20-F”)

Dear Messrs. Thompson and Phippen:

The Company is providing the following information in response to the comment letter dated August 15, 2012 received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2011 (the “Letter”).  For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item 5. Operating and Financial Review and Prospects, page 44

A. Operating Results, page 44

1.             Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with your consolidated variable interest entities.

The Company confirms that it will include information on the operations and assets and liabilities of the entities within the Company’s consolidated group which are not variable interest entities, as well as information on the operations and assets and liabilities of its variable interest entities (as currently disclosed in Note 1(a) to the Company’s consolidated financial statements in the 2011 Form 20-F), under Item 5 “Operating and Financial Review and Prospects” in its future Form 20-F filings.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 54

Revenues, page 54

Online Games Services, page 54

2.            Reference is made to the first risk factor discussed on page 5.  Given the importance of a limited number of online games to your business, please tell us your consideration of: (i) disclosing net revenues from each online game named in this risk factor as well as net revenues in total from all other online games for each year presented; and (ii) discussing related trends.  Refer to Item 5 of Form 20-F.

The Company notes that the referenced risk factor was included in the 2011 Form 20-F and the Company’s previous Form 20-F filings in order to provide investors with an understanding that its online game business, as a whole, constituted a significant portion of the Company’s business and that the Company generated a significant amount of its total net revenues from the provision of online game services.  The most popular games for the year were listed to better illustrate the composition of online game services.

In preparing its disclosure for Item 5 of its Form 20-F, the Company evaluated which information is necessary to provide investors with an understanding of the Company’s online game business as a whole, as required in the instructions to Item 5.  In this regard, the Company has determined that a qualitative approach is appropriate, focusing on the key factors affecting the Company’s online game segment.  As noted on pages 5, 54 and elsewhere in the 2011 Form 20-F, these factors include the launch of expansion packs and upgrades to existing games, the launch of new games and the initiation of various marketing and promotional events, and it is a combination of several of these types of events in each financial year which explains the year-on-year changes in net revenue from its online game business.  The Company therefore determined that disclosure of the net revenue of individual games was not necessary to provide an understanding of the financial results of its online game business.  Equally importantly, because the Company periodically introduces new games and new versions of games which substantially upgrade and replace the prior version, year-on-year comparisons of each game are not always available.  For example, the risk factor in the 2011 Form 20-F referenced in the Staff’s comment lists two games which were newly developed and not named in the prior year’s Form 20-F.  As a result, the Company believes that quantitative disclosure would be confusing to investors because it would present a large amount of very granular information for multiple games which may not correspond from year to year.

In addition, the Company notes that disclosure of each game’s net revenue can potentially be misleading as to applicable trends with respect to the games.  For example, expansion packs and upgrades are introduced at irregular intervals throughout each year.  As a result, growth in the net revenue of a particular game in a financial year could be different in comparison to other games in that year — implying an overall trend regarding the popularity of that game — when in fact such variations may simply reflect the point of time in the financial year when expansion packs are launched (and not a material trend of the game’s medium or long-term popularity).  The Company respectfully submits that qualitative disclosure of the trends with respect to specific games which materially affect the Company’s net revenues, such as the discussion on page 54 of the 2011 Form 20-F that the popularity of the games Fantasy Westward Journey and Westward Journey Online II increased in 2011 and that resulted mainly from expansion packs and in-game marketing events, enables investors to understand the overall development of and factors affecting the Company’s online game business without having to include excessive disclosure clarifying net revenue figures on a game-by-game basis.

The Company confirms that it will continue to comply with the disclosure requirements as set forth in Item 5.D of Form 20-F and the Commission Release 33-6835 and make relevant disclosure in its future Form 20-F filings.

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-1

3.            Reference is made to your responses to comment 14 in our letter dated August 8, 2011, comment 4 in our letter dated September 27, 2011, comment 2 in our letter dated October 26, 2011 and comment 1 in our letter dated November 10, 2011.  We would like to get an updated understanding about the background of the people who, as of December 31, 2011, were primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each new person involved and for each new person that replaced people described in the responses to the comments referred to above, please tell us:

•                                          what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                                          what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                                          the nature of his or her contractual or other relationship to you;

•                                          whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                                          about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If none of your employees hold a license as a Certified Public Accountant in the United States and did not attend U.S. institutions or extended educational programs that provide extensive relevant education relating to U.S. GAAP, please tell us your basis for concluding that your internal control over financial reporting is effective.

The Company respectfully submits that the Company’s acting chief financial officer, former financial controller (until her resignation for personal reasons in July 2011), current financial controller, reporting manager and internal audit manager were, as of December 31, 2011, and continue to be, primarily responsible for preparing and supervising the preparation of its financial statements and evaluating the effectiveness of its internal control over financial reporting.  The background of each of these senior accounting and financial personnel was set forth in the Company’s prior correspondence to the Staff.  The Company notes that the staffing of the Company’s finance department has been relatively stable, and no senior members joined in 2011 other than the current financial controller.

In response to the Staff’s query regarding whether any of the Company’s employees holds a license as a Certified Public Accountant in the United States or attended a U.S. institution or extended educational program that provides extensive relevant education relating to U.S. GAAP, the Company confirms that a senior member of its finance department has such education and has passed the U.S. Certified Public Accountant Exam.  Specifically, as mentioned in the Company’s correspondence to the Staff dated September 2, 2011 and November 7 and 23, 2011, the Company’s reporting manager who joined in 2008 holds a Bachelor of Business Administration degree in Finance and Accounting from the University of Wisconsin — Milwaukee, which provided the reporting manager with extensive relevant education relating to U.S. GAAP.  In addition, the reporting manager passed the U.S. Certified Public Accountant Exam and is a regular member of the American Institute of Certified Public Accountants (the “AICPA”), meaning that she meets all of the relevant qualifications for certification as a U.S. Certified Public Accountant (although she has not yet applied for such certification).  The reporting manager has approximately 2,600 hours of U.S. GAAP experience gained while working in the public accounting sector, four years’ experience working as an internal audit manager establishing a company-wide internal control system under the Committee of Sponsoring Organizations of the Treadway Commission (COSO) model, and three years’ experience working as a regional reporting manager of a NASDAQ-listed company.

In addition, in 2011 the reporting manager participated in 60 hours of professional training and e-learning programs to obtain the requisite continuing professional education credits as required by the AICPA.  The reporting manager also continues to subscribe to the AICPA Journal of Accountancy to keep up to date with the latest trends and developments in accounting pronouncements.  The reporting manager is responsible for the preparation of the Company’s consolidated financial statements.

The Company also notes the following:

•                  In 2011, the Company’s acting chief financial officer and current financial controller attended approximately 38.5 and 40 hours, respectively, of training on U.S. GAAP and SEC reporting issues.

•                  The Company’s current financial controller who joined in March 2011 holds a Bachelor of Arts degree in International Accounting-U.S. GAAP stream from the Shanghai University of Finance and Economics.  The Company would like to highlight that such university is the oldest university in China focusing on finance and accounting.  In addition, the current financial controller’s degree and transcript were evaluated by World Education Services, a U.S.-based not-for-profit organization specializing in evaluating international credentials, and it concluded that such degree is equivalent to a bachelor’s degree from a regionally accredited institution in the U.S.  The financial controller has eight years of experience working for KPMG on audit matters, including approximately 1,000 hours as an engagement manager handling U.S. GAAP audits in the three years prior to his joining the Company.

•                  In 2011, the Company’s acting chief financial officer, reporting manager, current financial controller, internal audit manager and other members of the finance department regularly reviewed various newsletters and updates published by “Big Four” firms and professional sources to keep up to date with latest developments in U.S. GAAP and other topics in accounting.  In addition, these senior accounting and financial personnel obtain briefings and updates on U.S. GAAP from PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) on a regular basis.

•                  As noted in the Company’s prior correspondence with the Staff, the acting chief financial officer holds a Bachelor of Arts degree in Accountancy with honors from the Hong Kong Polytechnic Institute, which was evaluated and concluded by the International Education Research Foundation Inc. to be equivalent in level and purpose to the Bachelor of Arts in Accounting degree awarded by accredited colleges and universities in the U.S.  Moreover, pursuant to the mutual recognition agreement between the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and the International Qualifications Appraisal Board, the acting chief financial officer, as a member of the HKICPA, has satisfied the education and experience criteria set forth in that agreement for qualification in the U.S. (with the only remaining requirement being the U.S. International Qualification Exam).

Taking into account the qualifications, education, work experience (including extensive experience working for “Big Four” firms on U.S. GAAP related projects) and ongoing training of the Company’s acting chief financial officer, reporting manager, current financial controller, internal audit manager and other members of the finance department and other relevant factors, the Company’s chief executive officer and acting chief financial officer respectfully submit that they had a reasonable basis, using the criteria set forth by the COSO framework, to conclude in the 2011 Form 20-F that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.  The Company further notes that it is not aware of any rules or pronouncements of the Commission, or applicable accounting standards or the COSO framework, which would suggest that such conclusion is inherently unreasonable or unsupportable.  The Company requests that the Staff consider the foregoing and would welcome an opportunity to discuss these points with the Staff at any time.

Notes to the Consolidated Financial Statements, page F-7

Note 1. Organization and Nature of Operations, page F-7

(b) Nature of Operations, page F-10

4.                                      Please disclose the length of term/remaining term and renewal provisions of your principal agreements that provide effective control over the variable interest entities.

The Company acknowledges the Staff’s comment and confirms that it will include the abovementioned disclosure in its future Form 20-F filings.

***

As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase, Inc.